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EX99.17 - PRESS RELEASE DATED APR 21, 2005: MIV THERAPEUTICS ANNOUNCES EXCELLENT
          RESULTS IN ANIMAL STUDIES OF NEW MULTILAYER DRUG-ELUTING COATING FOR CARDIOVASCULAR STENTS


  MIVT'S ULTRA-THIN HAP COATING COMBINED WITH PACLITAXEL-ELUTING NON-POLYMERIC
             COMPOSITE SUGGESTS SUPERB SAFETY AND BIOCOMPATIBILITY

VANCOUVER, B.C.--(BUSINESS WIRE)-April 21, 2005-- MIV Therapeutics, Inc. (OTCBB:
MIVT) a developer of next-generation biocompatible stent coatings and drug delivery technologies, announced today it received encouraging reports from independent researchers evaluating the Company's novel multi-platform/multi-drug delivery solution in short-term animal studies.

The independent porcine studies evaluated MIVT's proprietary hydroxyapatite
(HAp)-based coatings designed for drug-eluting cardiovascular stents and other implantable medical devices. The studies were conducted at Cardiovascular Interventions Core of The Methodist Hospital Research Institute. Researchers from these institutions have supplied a final report that summarized the outcome of preliminary short-term animal study of MIVT proprietary drug eluting formulas. The studies were conducted on stents coated with a combination of HAp and Paclitaxel-eluting non-polymeric composite coating.

"In summary, stents coated with hydroxyapatite and Paclitaxel have shown uncompromised biocompatibility and safety at 19 days," said Dr. Greg L. Kaluza, Scientific Director of the Cardiovascular Intervention Core at the Methodist Hospital Research Institute, who directed the study. "The low amount of neointima produced by these stents ranks with the performance of the best contemporary bare metal stents and some drug-eluting stents described in literature utilizing a similar experimental setting. The excellent biocompatibility of the hydroxyapatite coating formulation demonstrated in the earlier study has not been adversely affected by the addition of Paclitaxel. This is important because addition of drug to a coating may irreversibly change the overall coating properties and, hence, its biocompatibility."

Stents are small expandable medical devices that doctors place inside clogged or otherwise narrowed arteries of patients with vascular disease to maintain healthy blood flow. Neointima is the tissue developed inside the stent in response to its placement in the artery, and its excess may lead to re-obstruction (restenosis) of the previously opened artery. Drug-eluting stents deliver medicines at the point of implantation to reduce unwanted side effects such as excessive neointima and restenosis. In addition to its drug-eluting features, MIVT's HAp technology provides an exceptional degree of biocompatibility, or biological acceptance, compared to traditional bare metal stents.

The Methodist study was performed on stainless steel stents coated with a multilayer drug-eluting coating that included MIVT's proprietary D4080 Hydroxyapatite "passive" ultra-thin coating, with a second coating layer of a proprietary drug-eluting composite which, for engineering reasons, was encapsulated in thin shell of biodegradable polymer. This unique structure of MIVT coating offers the following attributes:

     o The outer shell of biodegradable polymer provides added mechanical integrity of the multilayer coating. It also controls timing of the commencement of the drug-eluting phase after stent deployment, delaying in controlled manner the onset of therapeutic delivery. This reduces the problem - common in other drug-eluting solutions -- of over-delivery of eluted medicines (so-called "drug burst" immediately after implantation. The biodegradable, biocompatible polymer used in MIVT's solution is separated from the drug-eluting composite, and is not used as a drug carrier for drug delivery purposes. It is completely dissolved and absorbed in time, exposing the underlying composite which delivers drugs to the surrounding tissue.

     o MIVT's proprietary drug-eluting composite is polymer-free. It is 100% biodegradable and offers unique drug-eluting characteristics.

     o MIVT's ultra-thin layer of Hydroxyapatite ensures that the stent remains totally biocompatible following completion of the drug-delivery cycle and absorption of the medicines by the surrounding tissue. MIVT's D4080 formulae of ultra thin HAp already demonstrated extremely high levels of biocompatibility and safety in comprehensive animal trials.

"We are very pleased with the outcomes of this preliminary study, which provided independent validation of the groundbreaking performance of our proprietary drug-eluting technologies," said Alan Lindsay, CEO of MIVT. "Further and more comprehensive animal studies of this very promising coating technology are already planned. We intend to pursue this direction at an accelerated pace, to make sure that the extraordinary properties of our coating will find practical applications on cardiovascular stents or other implantable medical devices, and

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that commercial products can be marketed as soon as is practical. In the very near future we will define our specific development and marketing strategy in regard to potential business opportunities brought by this unique coating technology, and that strategy will be followed vigorously."

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT developed ultra-thin coating with Hydroxyapatite (HAp) bioactive porous material that makes up the bone mineral and matrix of teeth. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. Hydroxyapatite is a fully biocompatible material with unique properties is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia and received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002. Recently MIVT received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National Research Council - Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the next development stage, which is expected to finalize the drug-eluting research and development program. For more information, please visit http://www.mivtherapeutics.com. To read or download MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca